Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

December 30, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 30, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Moolec Science SA (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Shares, with a nominal value of $0.01 per share
Warrants, each exercisable for one Ordinary Share at an exercise price of $11.50 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi